Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 30, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	American Realty Capital Trust IV, Inc.

Pre-Effective Amendment No. 3 to Registration Statement on Form S-11
Filed May 24, 2012
File No. 333-180274

Dear Ms. Gorman:

On behalf of our client, American Realty Capital Trust IV, Inc. (the “Company”), we are submitting this letter pursuant to our telephone conversation with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on May 29, 2012 with respect to Pre-Effective Amendment No. 3, dated May 24, 2012, to the Registration Statement on Form S-11 filed by the Company with the Commission on March 22, 2012 (No. 333-180274).

During our telephone conversation, the Staff noted that, in the section of the prospectus captioned “Management—Executive Officers and Directors”, the biographies of the independent directors Abby M. Wenzel and Elizabeth K. Tuppeny did not contain certain of the information required by Item 401(e) of Regulation S-K. Please note that on page 71 of the prospectus, we will append the following disclosures to the respective biographies:

“We believe that Ms. Wenzel’s experience representing commercial banks, investment banks, insurance companies, and other financial institutions, as well as lenders in connection with complex multiproperty/multistate corporate sales makes her well qualified to serve on our board of directors.”

…

“We believe that Ms. Tuppeny’s experience as chief executive officer and founder of Domus, Inc., as executive vice president at Earle Palmer Brown and in evaluating commercial and residential real estate business development applications makes her well qualified to serve on our board of directors.”

In addition, we have deleted a paragraph from the section of the prospectus captioned “Plan of Distribution—Dealer Manager and Compensation We Will Pay for the Sale of Our Shares”. Please see below the text that will be deleted from page 204 of the prospectus:

“Included within the compensation described above and not in addition to, our sponsor may pay certain costs associated with the sale and distribution of our shares. We will not reimburse our sponsor for such payments. Nonetheless, such payments will be deemed to be ‘underwriting compensation’ by FINRA. In accordance with the rules of FINRA, the table above sets forth the nature and estimated amount of all items that will be viewed as ‘underwriting compensation’ by FINRA that are anticipated to be paid by us and our sponsor in connection with the offering. The amounts shown assume we sell all of the shares offered hereby and that all shares are sold in our primary offering through participating broker-dealers, which is the distribution channel with the highest possible selling commissions and dealer manager fees.”

May 30, 2012

We thank you for your prompt attention to this letter. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.